Con-way Inc.
Jennifer Pileggi
Senior Vice President, General Counsel & Secretary
2855 Campus Drive, Suite 300
San Mateo CA  94403



                                October 17, 2007



 VIA EDGAR

 Daniel Morris
 Attorney Advisor
 Division of Corporation Finance
 Securities and Exchange Commission
 100 F Street, N.E.
 Washington, D.C. 20549-3561

     RE:     Con-way Inc.
             Definitive Proxy Statement on Schedule 14A
             Filed on March 9, 2007
             File No. 001-05046


Dear Mr. Morris:

     Con-way Inc. (the "Company") is submitting this letter in response to the written comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in your letter dated August 21, 2007 (the "Comment Letter"), with respect to the Definitive Proxy Statement on Schedule 14A filed by the Company with the Commission on March 9, 2007 (File No. 001-05046) (the "Proxy Statement").

      The headings and numbered items of this letter correspond to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated prior to the Company's response. Capitalized terms used but not defined in this letter have the meanings given to those terms in the Proxy Statement. The page numbers referred to in the text below are the relevant page numbers of the Proxy Statement.

     As a prefatory comment, in 2005 the Company began moving from its historic holding company approach to an operating company approach. The Company is currently engaged in a systematic review of its compensation objectives, policies and practices, in part to ensure that they are properly aligned with the objectives of the new operating company approach. In addition, our Compensation Committee retained a new compensation consultant for 2007 and took a somewhat different approach when setting the 2007 executive compensation that will be addressed in the Company's 2008 proxy statement. As a result, in some cases the responses below relating to 2006 executive compensation will not apply to the discussion of 2007 executive compensation in our 2008 proxy statement.

COMPENSATION COMMITTEE, PAGE 14

1. Please revise your discussion of the functions performed by your compensation consultants to address, for each compensation consultant, the nature and scope of their assignment, including their role in determining and recommending compensation, and any other material elements of the consultants' functions. Refer to Item 407(e)(3)(iii) of Regulation S-K.

     RESPONSE: Additional disclosure regarding the role of the Company's compensation consultant can be found on page 22. In our 2008 proxy statement, we will consolidate our discussion of the compensation consultant's role in a single section of the proxy statement.


2006 DIRECTOR COMPENSATION, PAGE 19

2. Please disclose all assumptions made in the valuation of awards in the stock and option awards columns of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction to Regulation S-K Item 402(k), which refers to Instruction 1 to Item 402(c)(2)(v) and (vi).

     RESPONSE:  We will include these disclosures in future filings.


3. For each director, please disclose by footnote to the stock and option awards columns of the director compensation table the grant date fair value of each equity award computed in accordance with FAS 123R. See Instruction to Regulation S-K Item 402(k)(2)(iii) and (iv).

     RESPONSE:  We will include these disclosures in future filings.


COMPENSATION OF EXECUTIVE OFFICERS, PAGE 21

ATTRACTING, RETAINING AND MOTIVATING HIGHLY TALENTED EXECUTIVES, PAGE 22

4. We note that you benchmark your compensation against companies in two peer groups: the Dow Jones Transportation Average and a general industry peer group. Please identify the companies in the general peer group and describe how the company's "relative size" is measured and how it impacts its benchmarking activities. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. In addition, to the extent actual compensation was outside of the disclosed targeted percentile ranges, please explain why.

     RESPONSE: In our 2008 proxy statement (regarding 2007 compensation), we will identify the relative size criteria used and the sources considered for general industry market data, which differ from the size criteria and sources used for 2006 compensation. We will also disclose that the general industry market data used for 2007 compensation covered all industries other than financial services. We note that for 2007 compensation the number of companies from general industry that were considered varied by named executive officer, and ranged from more than 150 to approximately 300. We are prepared to disclose the names of these companies in our 2008 proxy statement if the Staff wishes us to do so.

     With respect to 2006 compensation, we did not benchmark different elements of compensation against different benchmarking groups. The Dow Jones Transportation Average was used to benchmark all elements of compensation for the Chief Executive Officer, Chief Financial Officer and the president of Con-way Freight. The general industry peer group was used to benchmark all elements of compensation for the other named executive officers.

     Although for 2006 compensation the Compensation Committee did target base salaries, short-term incentive compensation and long-term incentive compensation at the 50%, 60% and 50% percentiles, respectively, the Committee discontinued this practice for 2007 compensation. As a result, in our 2008 proxy statement there will be no occasion to disclose how actual compensation compared to these percentile targets.

ELEMENTS OF COMPENSATION, PAGE 23

5. Please provide an expanded analysis of the levels of compensation paid to the named executive officers. For example, with respect to the awarding of stock options and "special bonuses and awards", you should provide an expanded analysis of how you arrived at and why you paid these levels of compensation for 2006. For each element of compensation, please ensure that you provide a reasonably complete analysis of the specific factors considered by the committee in ultimately approving specific pieces of each named executive officer's compensation package and the reasons why the committee believes that the amounts paid are appropriate in light of the various items it considered in making specific compensation decisions.

     RESPONSE: No special bonuses or awards were given to named executive officers in 2006.

     The Compensation Committee seeks to provide total compensation to the Company's named executive officers that compares reasonably to the total compensation provided to executives at other companies based on comparative market data. As discussed further below, many factors are taken into account in determining how this targeted level of compensation is delivered to executives.

     Each year, an independent compensation consultant is engaged to assist the Committee in assessing whether the total direct compensation (annual base salary, short-term incentive compensation and long-term incentive compensation) compares reasonably, based on relevant market data supplied by the consultant. We believe that the Committee is in a unique position, with its knowledge of Company circumstances, the characteristics of the executive team, and the market data provided by the consultant, to use its judgment in setting pay levels.

     In addition, the Committee periodically engages an independent consultant (which may or may not be the same consultant that advises the Committee on total direct compensation) to assist in assessing the comparability of the post-employment compensation and perquisites provided by the Company to named executive officers to the same types of compensation received by executives in other companies based on applicable comparative market data supplied by the compensation consultant. In the event that more than one compensation consultant is engaged by the Compensation Committee in any year, we will disclose the requisite information regarding the nature and scope of each consultant's assignment, including the consultant's role in determining and recommending compensation. Post-employment compensation and perquisites are discussed further below.

     In the annual assessment, the compensation consultant provides comparative market data not only for the total direct compensation, but also for each of the three elements of compensation comprising total direct compensation (annual base salary, short-term incentive compensation and long-term incentive compensation). As in prior years, for 2006 compensation the Committee targeted annual base salary, short-term incentive compensation and long-term incentive compensation at the 50%, 60% and 50% percentiles relative to peer group companies.

     However, these target percentiles were intended only as a starting point, and the actual compensation paid to the named executive officers typically varies from these target percentiles. For example, it is the Committee's policy to apply the same multiple of base salary when setting short-term and long-term incentive compensation award opportunities for executives at a given grade level, reflecting the Committee's view that executives at a given executive grade level have equivalent levels of responsibility within the Company and should receive comparable incentive compensation opportunities. In addition, an executive may receive a salary that is above the 50% percentile for a number for reasons, including the qualifications of the executive and the strategic and operational goals for which the executive has responsibility, and if so the executive may also receive target incentive compensation above the targeted 60% and 50% percentiles, respectively, since target short-term and long-term incentive compensation is based on multiples of annual base salary.

     As noted on page 21, as part of the Company's pay for performance philosophy, the Committee ties a significant portion of the executive's compensation to achievement of the Company's business objectives, putting compensation "at risk." In addition, as the executive achieves a more senior position within the Company, the Committee ties a greater portion of an executive's total direct compensation to performance. This is reflected in the table below for the named executive officers with respect to 2006 compensation.





-----------------------------------------------------------------------------
|Named     |Title     |Annual   |Short-Term     |Long-term    |Percentage of|
|Executive |          |Base     |Incentive      |Incentive    |Total  Direct|
|Officer   |          |Salary(1)|Compensation   |Compensation |Compensation |
|          |          |         |Opportunity at |Opportunity  |"At Risk"    |
|          |          |         |Target(as a    |at Target (as|             |
|          |          |         |percentage of  |a multiple of|             |
|          |          |         |base salary)   |base salary) |             |
-----------------------------------------------------------------------------
|Douglas W.|President |$675,012 |   100%        |  4          |  80%        |
|Stotlar   |and  Chief|         |               |             |             |
|          |Executive |         |               |             |             |
|          |Officer   |         |               |             |             |
-----------------------------------------------------------------------------
|Kevin   C.|Senior    |$350,012 |    75%        |  2.25       |  75%        |
|Schick    |Vice      |         |               |             |             |
|          |President |         |               |             |             |
|          |and  Chief|         |               |             |             |
|          |Financial |         |               |             |             |
|          |Officer   |         |               |             |             |
-----------------------------------------------------------------------------
|Robert  L.|Senior    |$360,412 |    60%        |  1.25       |  65%        |
|Bianco    |Vice      |         |               |             |             |
|          |President |         |               |             |             |
-----------------------------------------------------------------------------
|John    G.|Senior    |$341,276 |    60%        |  1.25       |  65%        |
|Labrie    |Vice      |         |               |             |             |
|          |President |         |               |             |             |
-----------------------------------------------------------------------------
|David   S.|Senior    |$418,756 |    75%        |  2.25       |  75%        |
|McClimon  |Vice      |         |               |             |             |
|          |President |         |               |             |             |
-----------------------------------------------------------------------------
   (1)2006 annualized base salaries, which differ slightly from W-2 salaries shown in Summary Compensation Table


     The Committee believes amounts shown in the table above for the specified elements of compensation are appropriate because the total direct compensation compares reasonably to compensation provided to executives at other companies based on applicable comparative market data provided by the compensation consultant, and the compensation promotes the Company's policies of pay for performance, increasing percentages of "at risk" compensation for more senior executives and internal fairness (by providing comparable incentive compensation opportunities for executives at the same executive grade level).

     The named executive officers also receive post-employment compensation and perquisites. Post-employment compensation includes retirement benefits, death and disability benefits, and compensation payable in connection with a termination of employment following a change in control. Company executives and other key employees are also eligible to participate in the Company's deferred compensation plans.

     Factors considered by the Committee in approving the elements of post-employment compensation and perquisites for named executive officers include:

     * for perquisites and all elements of post-employment compensation, whether the amounts received or receivable by the named executive officers compare reasonably with amounts received by officers at other companies based on applicable comparative market data (as noted above, the Committee periodically engages independent consultants to assist in this assessment);

     * in the case of retirement and disability benefits, that all regular full-time Company employees, and not just the named executive officers, are eligible to receive these types of benefits;

     * in the case of compensation payable in connection with a termination of employment following a change in control, that payment of the compensation is contingent both upon a change in control and a qualifying termination of employment (i.e., a "double trigger"), and that the assurances provided to executives by maintaining the program are expected to benefit the Company through the retention of key executive officers during periods of uncertainty;

     Based on these factors, the Committee concluded that the amounts paid or payable to the named executive officers as post-employment compensation and perquisites for 2006 are appropriate.


6. It appears that you have not provided a quantitative discussion of all the terms of the necessary targets to be achieved in order for your executive officers to earn their incentive compensation. Please discuss the specific items of company and subsidiary performance used to determine incentive amounts and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v). To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient. Please provide insight into the factors considered by the committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

     RESPONSE: For 2006, our incentive compensation included short-term incentive compensation in the form of annual performance bonuses and long-term incentive compensation in the form of Value Management Plan awards ("VMP awards") and stock option awards.

     The specific aspects of Company and subsidiary performance used to determine annual performance bonuses are described on pages 25 and 26. For Messrs. Stotlar, Schick and McClimon, we have disclosed the specific target and actual levels of achievement, as well as the amount of bonus earned, expressed both in Dollars and as a percentage of the target amount. For Messrs. Bianco and Labrie, we have disclosed the same information for the portion of their annual performance bonus that was tied to parent Company performance. We believe this disclosure complies with the requirements of Item 402(b) of Regulation S-K.

     For Messrs. Bianco and Labrie, we did not disclose the specific target and actual levels of achievement for that portion of their annual performance bonuses that were tied to performance of Company subsidiaries. Ninety percent of Mr. Bianco's annual performance bonus award was based on operating income before incentive compensation and expense for workers compensation and lost or damaged freight of Menlo Worldwide, LLC and on improvement in the working capital of Menlo Logistics, Inc. Fifty percent of Mr. Labrie's award was based on the performance of four subsidiary companies - Con-way Truckload, Con-way Expedite and Brokerage, Con-way Forwarding and Road Systems.

     Specific target and actual levels of achievement, as well as amounts earned, expressed both in Dollars and as a percentage of the target amount, were disclosed for four of the five named executive officers with respect to the 2004 - 2006 Value Management Plan cycle. This information was not disclosed with respect to Mr. Bianco's 2004 - 2006 cycle, which was based on EBITDA and ROCE for the Company's Menlo Worldwide, LLC affiliate. Specific performance targets were also not disclosed for the two remaining Value Management Plan award cycles (2005
     - 2007 and 2006 - 2008), although the terms of these awards, and a discussion of the level of difficulty in achieving the performance goals, were described on page 30.

     Disclosure of the specific goals regarding subsidiary performance causes competitive harm to the Company by providing competitors with sensitive financial information that would not otherwise be made available. The Company does not issue separate financial statements for its subsidiaries, so information regarding performance of Company subsidiaries is available to the public only to the extent it is required to be incorporated into the consolidated financial statements of the parent Company. However, we note that because the Company's Con-way Freight subsidiary constitutes a substantial part of overall Company performance, we did disclose the Con-way Freight performance goals applicable to both short-term and long-term incentive awards.

     In addition, in many cases incentive compensation awards for executives at the Company's subsidiaries are tied to metrics designed to improve specific aspects of business operations. For example, Mr. Bianco's 2006 annual performance bonus was based in part on improvement in working capital (including days sales outstanding, or "DSO") for Menlo Logistics, Inc., and Mr. Labrie's annual performance bonus was based in part on miles per gallon statistics for Con-way Truckload, margins for Con-way Brokerage, and safety rates, inventory turns and other efficiency metrics for Road Systems. Disclosure of these metrics provides valuable information to competitors that can be used to the disadvantage of the Company and its subsidiaries.

     Disclosure of specific performance goals for ongoing award cycles, such as the Company's Value Management Plan awards which have three-year cycles, is particularly problematic, whether the goals are tied to performance of the Company, its subsidiaries or a combination. The Company's financial results continue to be driven primarily by the performance of its Con-way Freight less-than-truckload ("LTL") subsidiary. The LTL segment for the transportation market is highly competitive, with six companies estimated to have in excess of 60% of the LTL market based on revenue. Disclosing specific three-year EBITDA and ROCE targets, for the Company as a whole or for Con-way Freight individually, could signal to competitors a shift in the Company's strategy and pricing philosophy, which could trigger a competitive response by competitors to the detriment of the Company and its shareholders.

     Disclosure of these specific performance goals could also result in increased volatility of the Company's common stock, to the detriment of the Company and its shareholders. Although each year the Company prepares an internal three-year plan on which Value Management Plan performance goals are based, and provides annual guidance regarding anticipated earnings per share, the Company does not release the three-year plan to shareholders and the investment community. Disclosure of three-year performance goals may result in misguided expectations on the part of stock analysts covering the Company and of actual and prospective shareholders who read the analysts' reports, thereby increasing volatility.

     Regarding the factors considered by the Compensation Committee prior to the awarding of performance-based compensation, in 2006 both short-term and long-term performance-based compensation was tied to financial plan. (See discussion on page 25 and pages 28 and 29). The primary factor considered in setting performance goals was the expected performance of the Company as shown in the financial plan. In evaluating the financial plan, the Committee considers market conditions, the business cycle, operating plan priorities and other factors and tries to gauge the relative degree of difficulty the Company will face in meeting its financial plan. Based on this assessment, the Committee sets the performance goals. The Committee did not consider historical analyses in establishing 2006 performance goals.


7. Your disclosure suggests that compensation is significantly impacted by individual performance. Please provide additional detail and an analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, disclose the elements of individual performance, both quantitative and qualitative, and specific contributions the compensation committee considered in its evaluation, and if applicable, how they were weighted and factored into specific compensation decisions. Please expand your discussion and analysis of the factors the committee considered in establishing personal objectives for Mr. Rohr. See Item 402(b)(2)(vii) of Regulation S-K.

     RESPONSE: Individual performance is typically taken into account when making adjustments to annual base salaries and when making stock option grants to executives. (See discussion on page 22).

     However, in 2006 the salary increases awarded to the named executive officers were driven primarily by the desire to bring the executive closer to market levels. At the time the salary increases were awarded, each of the named executive officers had been in his current position for a relatively short time and was receiving a salary significantly below market.

     The starting point for determining the target number of stock options to be granted to each named executive officer is determined by allocating 50% of that executive's long-term incentive compensation opportunity to stock options (See discussion on page 27). The results of these calculations are then used to determine target stock option awards for all executives, with the same target stock option award for each executive within a given executive grade level. For 2006 compensation, the target stock option awards for Messrs. Stotlar, Schick, Bianco,
     Labrie  and  McClimon  were  55,000,  16,800,  7,800,  7,800 and  16,800 options, respectively. The actual option grants to Messrs. Schick, Bianco, Labrie and McClimon were 16,000, 8,700, 8,700 and 18,400, respectively. The adjustments to the target number of awards for these executives were recommended by the Chief Executive Officer, based on his assessment of their relative levels of responsibility and relative potential to impact business results, and approved by the Compensation Committee.

     We note that the Company does not employ an executive with a surname of "Rohr," and assume that the last sentence of comment 7 was not intended to be included in the comment letter.


8. The Compensation Discussion and Analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of Commission Release No. 33-8732A. Please provide a detailed analysis of how and why the compensation and equity awarded to Mr. Stotlar differs so widely from that of the other named executive officers. If policies or decisions relating to a named executive offer are materially different than the other officers, please discuss on an individualized basis.

     RESPONSE: The compensation and equity awarded to all of the named executive officers, including Mr. Stotlar, was in line with the comparative market data considered by the Compensation Committee. The wide variance in Mr. Stotlar's compensation and equity awards from that of the other named executive officers reflects the substantially higher level of responsibility and greater potential impact on the Company's results of the chief executive officer relative to the other top executives.


SHORT-TERM INCENTIVE COMPENSATION, PAGE 24

9. Please describe the circumstances under which payouts may exceed maximum levels.

     RESPONSE: Short-term incentive compensation may never exceed maximum levels. As noted on page 25, "[n]o performance bonus is earned if performance is at or below the specified threshold level, and a performance bonus equal to 200% of target bonus is paid if the maximum performance goals are reached or exceeded."


VALUE MANAGEMENT PLAN AWARDS, PAGE 27

10. Please expand your disclosure to discuss the factors considered in determining whether awards for an executive employed by a subsidiary will be based upon EBITDA/ROCE for the company or the subsidiary.

     RESPONSE: Typically, a substantial portion of a Value Management Plan award made to an executive employed by a subsidiary is based on EBITA/ROCE for that subsidiary, since the executive's actions most directly affect the performance of that subsidiary. However, for some executive officers employed by a subsidiary, the Committee may also elect to tie a portion of the award to EBITDA/ROCE of the Company as a whole, so that the executive is motivated to consider the effect of his or her actions both on the subsidiary that employs that executive and on the Company as a whole. As noted on page 30, the portion attributable to EBITDA/ROCE of the Company ranges from 20% to 50% for the 2006 - 2008 Value Management Plan award cycle for Messrs. Bianco, Labrie and McClimon.

TERMINATION OF EMPLOYMENT FOLLOWING A CHANGE IN CONTROL, PAGE 31

11. Please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits under the severance agreements and change of control agreements. See paragraphs (b)(1)(v) and (j)(3) of
     Item 402 of Regulation S-K. Also please discuss how these arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements and the rationale for decisions made in connection with these arrangements.

     RESPONSE: As noted on page 32, additional disclosure can be found on pages 50 through 52, including a description of the payment and benefit levels available to the named executive officers upon a change in control. In future filings, we will disclose how these arrangements fit into our overall compensation objectives. See also our response to Comment 5 above.


2006 SUMMARY COMPENSATION TABLE, PAGE 40

12. Please disclose all assumptions made in the valuation of awards in the stock awards column of the table by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements, or discussion in management's discussion and analysis. See Instruction 1 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

     Response:  We will include these disclosures in future filings.



OUTSTANDING EQUITY AWARDS AT 2006 FISCAL YEAR-END, PAGE 43

13. Please disclose the vesting dates of options, shares of stock and equity incentive plan awards held at fiscal-year end by footnote to the applicable column where the outstanding award is reported. Refer to Instruction 2 of Item 402(f)(2) of Regulation S-K.

     RESPONSE:  We will include these disclosures in future filings.


2006 NONQUALIFIED DEFERRED COMPENSATION, PAGE 48

14. Pursuant to the Instruction to paragraph (i)(2) of Item 402 of Regulation S-K, please include a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last completed fiscal year in the
     registrant's  Summary   Compensation   Table  and  amounts  reported  in
     "Aggregate Balance December 31, 2006" previously were reported as compensation to the named executive officer in the registrant's Summary Compensation Table for prior years.

     RESPONSE:  We will include these disclosures in future filings.


15. We note the disclosure in footnote (3), which briefly discusses the method by which investment earnings are calculated. Please consider paragraph (i)(3)(ii) of Item 402 of Regulation S-K when drafting appropriate corresponding disclosure, which requires quantification of interest rates and other earnings measures applicable during the last fiscal year.

     RESPONSE:  We will include these disclosures in future filings.


GENERAL - COMPANY STATEMENT

At your request, the Company further acknowledges that:

   * the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

   * Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

   * the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



                                    * * *

     If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (650) 378-5326.

                                Very truly yours,

                                /s/ Jennifer W. Pileggi

                                Jennifer W. Pileggi
                                Senior Vice President, General Counsel
                                and Secretary

Date:  October 17, 2007